SCM Trust 485BPOS

Exhibit 99(h)(5)

P.O. Box 87 Denver, Colorado 80201 (800) 955- 9988 (303) 534- 5627

April 26, 2023

Board of Trustees

SCM Trust

1875 Lawrence Street, Suite 300

Denver, CO 80202-1805

Re:	Certain Expense Limits

Gentlemen,

CCM Partners, LP d/b/a Shelton Capital Management (“SCM”), as the investment adviser to the various series funds (each a “Fund”, and collectively “Funds”) of SCM Trust, hereby agrees to the expense limitations stated in the chart below.

SCM agrees to reimburse expenses incurred by the Funds to the extent that total annual operating expenses (excluding acquired fund fees and expenses, certain compliance costs, interest and broker expenses relating to investment strategies, taxes, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed the percentage indicated in respect of each Fund.

Name of Fund	Class	Expense Undertaking by Shelton Capital Management through May 1, 2024
ICON Flexible Bond Fund	Institutional	0.75%
	Investor	1.00%

This agreement may only be terminated or modified in respect of the Funds with the approval of the Board of Trustees. SCM may be reimbursed for any foregone advisory fees or unreimbursed expenses within three fiscal years following a particular reduction or expense, but only to the extent the reimbursement does not cause the Funds to exceed applicable expense limits, and the effect of such reimbursement is measured after all ordinary operating expenses are calculated. Any such reimbursement is subject to the review and approval of the Board of Trustees.

If you have any questions, please do not hesitate to contact me at (415) 625-4900.

[Signature Page Follows]

Sincerely,

Steve Rogers

Chief Executive Officer

Shelton Capital Management

Agreed and Acknowledged:

/s/ Kevin T. Kogler	Date:	4/26/2023

Cc:	Peter H. Schwartz, Davis Graham & Stubbs LLP, Counsel to Shelton Funds Greg Pusch, General Counsel & CCO